EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                               28 June 2004


                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE
                          FOR FIRST FIVE MONTHS OF 2004

                         REPORTED REVENUES UP ALMOST 6%

                    CONSTANT CURRENCY REVENUES UP ALMOST 13%

                       LIKE-FOR-LIKE REVENUES UP ALMOST 2%

                FIRST FIVE MONTHS' OPERATING MARGIN ABOVE BUDGET

                      SIGNIFICANT IMPROVEMENT IN LIQUIDITY


The following statement was made by the Chairman at the Company's 32nd Annual General Meeting held in London at noon today:

"First, a few comments on current trading over the first five months of 2004. 2004 is certainly proving to be a better year than 2003, with the so-called quadrennial factors improving growth prospects. The European Football Championships, the Athens Olympics, American political advertising and the US presidential elections all add up to a better climate for advertising and marketing services expenditures.

The US continues to show growth, which has been the case now for almost two years. Asia Pacific remains strong across the board, with recovery in Japan and despite fears of over-heating in China. Latin America, driven by Argentina, shows significant recovery from the depressed levels of last year. However, Western Europe remains relatively tough, particularly in France, Germany and the United Kingdom. The periphery of Europe, Scandinavia, Benelux, Portugal, Greece and Turkey also remain difficult, although Eastern Europe, consisting of Russia and the CIS countries, is better.

Media investment management continues to be the most buoyant part of our business, along with direct, interactive, internet and healthcare activities. Brand advertising continues to grow, along with information, insight and consultancy and branding and identity. Public relations and public affairs show significant improvement over last year, continuing the turn around seen first at the end of last year.

On a reportable basis, worldwide revenues were up almost 6%. Constant currency revenues were up almost 13%. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up almost 2%. Excluding the acquisition of Cordiant, like-for-like revenues were up almost 4%. This reflects a continuation of the trend seen in the first quarter of this year.

Geographically, again on a constant currency basis, revenues in North America were up over 10%. In Europe, the UK was up over 12% and Continental Europe up 8%. Asia Pacific, Latin America, Africa and the Middle East were up almost 30%.

By sector, advertising and media investment management was up over 14%, information, insight and consultancy up over 5%, public relations and public affairs up almost 7% and branding and identity, healthcare and specialist communications up almost 19%. As reported in the Group's first quarter trading update, public relations and public affairs, the sector most affected by the recession, has finally started to pick up, with the last quarter of 2003 and the first five months of 2004 showing positive growth.

On a like-for-like basis, excluding the impact of acquisitions and excluding the impact of currency, revenues were up almost 2%. This like-for-like growth rate is conservatively calculated on a proforma basis, including the impact of discontinued operations, which the Company continues to believe is the most appropriate method, and includes business lost by Cordiant prior to its acquisition in August of last year.

The Group's operating companies continued to improve productivity in 2004 with average headcount down over 2% and revenue per head up over 4% in the first five months. Operating margins in the first five months were ahead of a budget, which targeted a full year improvement of 0.8 of a margin point, in line with the Group's target of 13.8. The Company continues to make significant progress in winning major new business assignments. Your company was ranked number one in all new business surveys for the first five months of this year. A number of significant additional new business assignments are being contested currently.

The Group's financial strategy continues to be focused on three objectives: increasing operating profit by 10% - 15% per annum; increasing operating margins by up to 1.0 margin points or more per annum, depending on the level of revenue growth; and reducing staff cost to revenue ratios by up to 0.6 margin points per annum, again depending on the level of revenue growth.

Average net debt for the first five months of this year was down by approximately (pound)350 million in comparison to the same period last year, at 2004 exchange rates. The Group has successfully completed a $650 million 10 year bond issue in the US market which closed on 23 June 2004. The proceeds are intended primarily to repay the Euro 350 million bond maturing this month and the Young & Rubicam $288 million 3% Convertible Bond due January 2005. Currently surplus cash flow amounts to over (pound)450 million per annum. Alternatives for the use of this cash flow are capital expenditure, acquisitions, dividends and share buy-backs. Capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge. The Company continues to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first five months of this year, acquisitions have been made and equity stakes increased or taken in advertising and media investment management in Canada, France, Germany, Italy, Poland, Sweden, Australia, China, India, Indonesia, South Korea and Chile; in information, insight and consultancy in the US; in public relations and public affairs in the US and the UK; in healthcare in Holland and in branding and identity in the US.

Your Board also continues to focus on balancing the option between increasing the dividend pay-out ratio and share buy-backs, and has continued a rolling share repurchase programme aimed at buying in up to 2% of its shares in the open market each year, when market conditions are appropriate. So far this year, this has resulted in the purchase of 12,175,000 shares or just over 1% of the issued share capital, at a total cost of (pound)67.6 million and at an average price of (pound)5.55 per share.

Professionally, the parent company's objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities, as has been seen by recent successes in parent company portal pitches.

To these ends we continue to develop our parent company capabilities in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, retail, financial services, hi-tech, sports marketing and sponsorship, healthcare, internal communications, media and entertainment, and new technologies.

In addition, we seek to improve the quality of our creative product, in as broadly a defined sense as possible, by recruiting excellent outside talent, acquiring outstanding creative businesses, recognising and celebrating creative success and pursuing creative awards.

It is quite wrong to believe, because it has never been true, that the gift of creativity is the exclusive property of those in the creative departments of our design companies and advertising agencies. It is certainly true, of course, that theirs is a critical form of creativity - and much the most apparent. We see and admire their work every time we watch television, open a newspaper or visit a supermarket.

But WPP companies do not limit creativity to just one department. Companies in the marketing services sector need to be creative organisations through and through.

To be of real value to clients, the interpretation of markets needs to be creative. The setting of brand strategy - if it is to be original - needs to be creative. The ability to bring together different talents - often from different companies - and to inspire them to work together for the benefit of clients: that, too, demands unusual creativity. So, in honourable company with the more public and visible acts of creativity, those are some of the invisible contributions of creativity that I would like us all to recognise today.

As we emerge from an economic period that none of us hopes to revisit, we must never forget that, whatever success your Company currently enjoys, it is ultimately dependent on the wit and the skill and the imagination of those 72,000 people who work for WPP companies around the world.

On your behalf - and on behalf of the Board - we would like to record our thanks and appreciation; and our admiration for every single one of them.

For further information, please contact:

Sir Martin Sorrell
Feona McEwan                                    Tel:  44 (0) 20 7408 2204
www.wpp.com